UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A
                    Under the Securities Exchange Act of 1934
			        (Amendment No. 1)

                       Retail Opportunity Investments Corp
                                (Name of Issuer)

                                  Common Stock
                        (Title of Class of Securities)

                                   76131N101
                                 (CUSIP Number)

                               December 31, 2011
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                               CUSIP No. 76131N101


       1.    Names of Reporting Persons.

             Deephaven, Inc.

       2.    Check the Appropriate Box if a Member Of a Group

             [ ] (a)
             [ ] (b)

       3.    SEC Use Only

       4.    Citizenship or Place of Organization

             Delaware, United States

       		 5.  Sole Voting Power: 5,397,280 (See Item 4)
Number of
Shares           6.  Shared Voting Power: 0
Beneficially
Owned by         7.  Sole Dispositive Power:  5,397,280 (See Item 4)
Each Reporting
Person With      8.  Shared Dispositive Power: 0

       9.    Aggregate Amount Beneficially Owned by Each Reporting Person

             5,397,280 (See Item 4)

       10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

       11.   Percent of Class Represented by Amount in Row (9)

	     9.80%

       12.   Type of Reporting Person

	     IA


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Item 1. (a)  Name of Issuer: Retail Opportunity Investments Corp

        (b)  Address of Issuer's Principal Executive Offices:

	     3 Manhattanville Road
 	     Purchase, NY 10577

Item 2. (a)  Name of Person Filing:

	     Deephaven, Inc.

        (b)  Address of Principal Business Office, or, if None, Residence:

	     14601 27th Ave. N, Suite. 102
             Plymouth, MN  55447

        (c)  Citizenship:

	     Please see Item 4 on the cover sheet for each of the Reporting Persons

        (d)  Title of Class of Securities:

	     Common Stock

        (e)  CUSIP No.: 76131N101

Item 3. If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or
        (c), Check Whether the Person Filing is a:

	(a)  [ ] Broker or dealer registered under Section 15 of the Act.

	(b)  [ ] Bank as defined in Section 3(a)(6) of the Act.

	(c)  [ ] Insurance company as defined in Section 3(a)(19) of the Act.

	(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940.

	(e)  [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)  [ ] A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

	(k)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

	Effective October 12, 2011, Deephaven, Inc. registered as an investment adviser with the SEC. Future Schedule 13G filings, as applicable, will be filed pursuant to Rule 13d-1(b), 13d-2(b), and 13d-2(c).
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Item 4.  Ownership

	 The Reporting Persons may be deemed to be the beneficial owners of 5,397,280
	 warrants to purchase 5,397,280 shares of common stock  (the "Warrants").

	 The Warrants contain an issuance limitation on their exercise that prohibit
	 the holder from exercising the warrants to the extent that such exercise
	 would result in the beneficial ownership by such holder of more than 9.8% of
	 the number of the shares outstanding immediately after giving effect to the
	 issuance of shares upon exercise of the warrants (the "Blocker Provisions").

	 As a result of the Blocker Provisions, as of the date hereof, 1,722,828 shares that would otherwise be issuable upon exercise of the warrants may not be so issued, and therefore are not included in the beneficial ownership calculations reported herein.

Item 5.  Ownership of Five Percent or Less of a Class

         Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

	 Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

         Not Applicable

Item 8.  Identification and Classification of Members of the Group

         Not Applicable

Item 9.  Notice of Dissolution of Group

         Not Applicable

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Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 6, 2012
                                       Deephaven, Inc.

                                       By: /s/ Irvin R. Kessler
                                       --------------------------
                                       Name: Irvin R. Kessler
                                       Title: Managing Member and Chief
	                                      Investment Officer
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